Exhibit 99.1

ASX ANNOUNCEMENT

14 November 2013

Withdrawal of Nomination

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) refers to the Company’s Notice for the 2013 Annual General Meeting of shareholders which is to be held on Friday, 29 November 2013 (the “AGM”) and, specifically, to Resolution 2 in which Mr. Tommaso Bonvino was to seek re-election as a Director of Genetic Technologies Limited.

Mr. Bonvino has advised that, for personal reasons, he wishes to withdraw his nomination for re-election as a Director at the AGM.

As a result, Mr. Bonvino will cease to be a Director of the Company at the conclusion of the AGM.

The Board would like acknowledge the contribution made to the Company by Mr. Bonvino during his years as a Director and would like to wish him well for the future.

FOR FURTHER INFORMATION PLEASE CONTACT

Thomas G. Howitt

Company Secretary

Genetic Technologies Limited

Phone: +61 3 8412 7000

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com ABN 17 009 212 328

Registered Office • 60-66 Hanover Street, Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115, Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040